AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

      THIS AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT dated as of June 11, 2001 (the “Amendment”), is entered into by and between CERNER CORPORATION, a Delaware corporation (“Buyer”), and APACHE MEDICAL SYSTEMS, INC., a Delaware corporation (“Seller”).

      WHEREAS, Buyer and Seller are parties to that certain Asset Purchase Agreement dated as of April 7, 2001 (the “Asset Purchase Agreement”) pursuant to which Buyer has agreed to purchase and assume certain assets and liabilities of Seller, and Seller has agreed to sell and assign certain assets and liabilities to Buyer;

      WHEREAS, Buyer and Seller desire to amend the Asset Purchase Agreement to reflect changes to the post-closing adjustments to the Purchase Price (as defined in the Asset Purchase Agreement);

      NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

      1.   Section 2.2 of the Asset Purchase Agreement is deleted in its entirety and is hereby replaced with the following:

2.2 Post-Closing Adjustments.

(a) Balance Sheet Adjustment. Seller has prepared a proforma unaudited balance sheet as of February 28, 2001 (the “Baseline Balance Sheet Date”), which is attached hereto as part of Schedule 3.1(d) (the “Baseline Balance Sheet”), in accordance with GAAP and on a basis consistent with that of the audited balance sheet of the Seller as of December 31, 2000, attached hereto as part of Schedule 3.1(d). In addition, Schedule 2.2 sets forth Seller’s and Buyer’s calculation of the net liabilities assumed. Not later than thirty (30) days after the Closing Date, Seller shall prepare in accordance with GAAP on a basis consistent with the Baseline Balance Sheet (provided that Accounts Receivable shall exclude items over 120 days) a balance sheet of the Seller as of the Closing Date (the “Closing Date Balance Sheet”), as well as a revised calculation of the net liabilities assumed based on the Closing Date Balance Sheet and prepared on a basis consistent with Schedule 2.2, both of which shall be delivered to Buyer. Following delivery of the Closing Date Balance Sheet and the revised calculation of the net liabilities assumed, the Purchase Price shall be adjusted as follows:

(i) if there is a decrease in the net liabilities assumed (excluding any reduction in the deferred revenue amount and any increase in capitalized software costs), the Purchase Price will be increased by the amount of decrease, if the absolute value of the decrease is greater than 5% of the net liabilities assumed as set forth on Schedule 2.2. If the absolute value of the decrease in the net li-

abilities assumed is less than or equal to 5% of the net liabilities assumed as set forth on Schedule 2.2, then there will be no increase in the Purchase Price.

(ii) if there is an increase in the net liabilities assumed, the Purchase Price will be decreased by the amount of increase, if the increase is greater than 5% of the net liabilities assumed as set forth on Schedule 2.2. If the increase in the net liabilities assumed is less than or equal to 5% of the net liabilities assumed as set forth on Schedule 2.2, then there will be no decrease in the Purchase Price.

(b) July 2001 Revenue Adjustment. If Closing occurs prior to August 1, 2001, the Purchase Price shall be increased by $200,000 if revenues related to the Business in the portion of July 2001 following the Closing Date (“July 2001 Revenues”) based on the Buyer July 2001 Financials (as defined below) equal or exceed a target amount equal to $500,000 less $10,000 for each day in July prior to and including the Closing Date. As promptly as practicable after July 31, 2001, but in no event later than August 30, 2001, Buyer shall deliver to Seller (x) an unaudited statement of results of operations of the Business for the portion of the month of July 2001 following the Closing Date (the “Buyer July 2001 Financials”), and (y) a certificate signed by the Buyer’s chief financial officer that such statement of results of operations fairly present the results of operations of Seller for the month of July 2001, all in accordance with GAAP, and were prepared on a basis consistent with Seller’s past practice and the unaudited monthly financial statements delivered by Seller to Buyer prior to Closing pursuant to Section 4.10 hereof.

(c) Disputes. In the event of a dispute between Buyer and Seller involving the Closing Date Balance Sheet or the July 2001 Financials, Buyer and Seller shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If Buyer and Seller are unable to resolve the dispute, Buyer and Seller shall promptly jointly engage a mutually agreeable independent accounting firm to determine and report to Buyer and Seller upon such remaining disputed items. The fees and disbursements of the accounting firm shall be allocated equally between the Buyer and the Seller. The determination of the accounting firm shall be final and binding upon Buyer and Seller.

(d) Payment of Adjustments. All amounts payable by the Seller as a result of any adjustments to the Purchase Price shall be payable first out of the Holdback Amount. Any and all amounts payable by the Buyer as a result of any adjustments to the Purchase Price shall be payable by wire transfer of immediately available funds to Seller’s Account pursuant to the wire instructions delivered prior to Closing. Any amounts payable to either party hereto shall be paid within three Business Days of the determination of such amounts pursuant to subsections (a) through (c) above.

      2. Except as the context may otherwise require, any terms used in this Amendment which are defined in the Asset Purchase Agreement shall have the same meaning for purposes of this Amendment as in the Asset Purchase Agreement.

      3. Except as herein amended, the Asset Purchase Agreement is hereby ratified, confirmed, and reaffirmed for all purposes and in all respects.

      IN WITNESS WHEREOF, Buyer and Seller have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

CERNER CORPORATION

By: /s/ MARC G. NAUGHTON
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Name: Marc G. Naughton Title: Vice President/ Chief Financial Officer

APACHE MEDICAL SYSTEMS, INC

By: /s/ VIOLET SHAFFER
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Name: Violet Shaffer Title: President and Chief Operating Officer